UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A. de C.V. (GAP)

ANNOUNCEMENT

Guadalajara, Jalisco, Mexico, May 4, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“GAP”) announced that Aeropuertos Mexicanos del Pacífico, S.A. de C.V. (“AMP”), the holder of a 15% ownership interest in GAP, has advised GAP of changes in the shareholders of AMP and the execution of a new agreement among AMP’s shareholders.

Union Fenosa, through its subsidiary Inversora del Noroeste, recently completed the sale of its interest in AMP to existing AMP shareholders, Controladora Mexicana de Aeropuertos, S.A. de C.V. (“Controladora”) and Desarrollo de Concesiones Aeroportuarias, S.A. (“DCA”). After giving effect to this sale, Controladora holds a 33.605% interest in AMP, DCA holds a 33.605% interest in AMP and the remaining 32.789% interest in AMP is held by AENA Desarrollo Internacional, S.A. (“AENA”).

GAP was also advised that following Union Fenosa’s sale, Controladora, DCA and AENA (the “AMP Shareholders”) entered into a new shareholders’ agreement that provides that, so long as an AMP Shareholder maintains at least a 25.5% interest in AMP, it will have the right to propose one of the four directors of GAP that AMP is entitled to appoint pursuant to GAP’s bylaws. All other AMP-appointed GAP directors must be approved by a 60% vote of the AMP Shareholders.

The shareholders’ agreement further provides that until November 24, 2006, AMP’s right to appoint certain of GAP’s executive officers is to be allocated as follows: the chief executive officer will be designated by DCA, the chief financial officer will be designated by Controladora, and the director of operations and the director of commercial activities will be designated by AENA. In addition, the AMP Shareholders have agreed that until November 24, 2006:

•

In addition to the chief executive officer (who presides over GAP’s Operating Committee and who will be proposed by DCA), Controladora and AENA will each be entitled to propose one of the two members of the Operating Committee, which, pursuant to GAP’s bylaws, AMP is entitled to appoint;

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Lic. Rodrigo Guzmán Perera, Chief Financial Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212	Tel: 212 406 3690
rguzmanp@aeropuertosgap.com.mx	gap@i-advize.com

•	AENA will be entitled to propose the member of GAP’s Acquisitions and Contracts Committee that AMP is entitled to appoint, and DCA will be entitled to propose the alternate member that AMP is entitled to appoint;
•

DCA will be entitled to propose the member of GAP’s Nominations and Compensation Committee that AMP is entitled to appoint, and Controladora will be entitled to propose the alternate member that AMP is entitled to appoint; and

•	the member of the audit committee that AMP is entitled to appoint and any members of any newly formed committees that AMP is entitled to appoint will be appointed upon the unanimous decision of AMP’s board or, failing that, upon a 51% vote of the AMP Shareholders.

The AMP Shareholders have agreed that subsequent to November 24, 2006, executive officers and committee members of GAP that AMP is entitled to appoint pursuant to GAP’s bylaws will be appointed upon the unanimous vote of AMP’s board or, failing that, upon a 60% vote of the AMP Shareholders, in the case of GAP’s chief executive officer or any member of GAP’s Operating Committee, or upon a 51% vote of the AMP Shareholders, in all other cases.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Press Release	Page 2 of 2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: May 9, 2006